UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DSW Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
23334L102
(CUSIP Number)
January 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23334L102

1	NAMES OF REPORTING PERSONS Retail Ventures, Inc. IRS ID No: 20-0090238

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	5	SOLE VOTING POWER

NUMBER OF		27,382,667 shares of Class A Common Stock.(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,835,492 shares of Class A Common Stock.(1)

WITH:	8	SHARED DISPOSITIVE POWER

7,547,175 shares of Class A Common Stock.(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,382,667 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

62.1% of outstanding common shares(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Retail Ventures Inc. beneficially owns 27,382,667 shares of Class B Common Stock of Issuer convertible into an equal number of shares of Class A Common Stock of Issuer at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2) Based on 44,092,920 shares of common stock issued and outstanding on November 26, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 1, 2010. Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

ITEM 1 (a):	Name of Issuer:

DSW Inc. (the “Issuer”)

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

810 DSW Drive Columbus, Ohio 43219

ITEM 2 (a):	Name of Person Filing:

Retail Ventures, Inc. (the “Company”)

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

4150 East Fifth Avenue Columbus, Ohio 43219

ITEM 2(c):	Citizenship:

The Company is an Ohio Corporation

ITEM 2(d):	Title of Class of Securities:

Class A Common Stock, no par value per share

ITEM 2(e):	CUSIP Number:

23334L102

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
________________

ITEM 4:	Ownership.
The Company beneficially owns 27,382,667 shares of Class B Common Stock of the Issuer. Each share of Class B Common Stock is exchangeable by the Company for one share of Class A Common Stock at any time. On January 15, 2010, the Company entered into a share purchase agreement with the Issuer pursuant to which on the same date the Company sold to the Issuer 320,000 Class B Common Shares of the Issuer.
(a)	Amount Beneficially Owned:
See the responses to Item 9 on the attached Cover Page.
(b)	Percent of Class:
See the responses to Item 11 on the attached Cover Page.
(c)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:
See the responses to Item 5 on the attached Cover Page.

(ii)	Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached Cover Page.
(iii)	Sole power to dispose or to direct the disposition of:
See the responses to Item 7 on the attached Cover Page.
(iv)	Shared power to dispose or to direct the disposition of:
See the responses to Item 8 on the attached Cover Page

ITEM 5:	Ownership of Five Percent or Less of a Class.

Not applicable

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10:	Certification.

Not applicable

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2011

RETAIL VENTURES, INC.
By:	/s/ Julia A. Davis
Name:	Julia A. Davis
Title:	Executive Vice President and General Counsel